EXHIBIT 5.1

OPTION / JOINT VENTURE AGREEMENT

FOR THE ISLAND GOLD PROJECT

BETWEEN

PATRICIA MINING CORP.

-and -

RICHMONT MINES INC.

Aylesworth Thompson Phelan O'Brien LLP
18th Floor, 222 Bay Street
Toronto, Ontario M5K 1H1

AGREEMENT

    THIS AGREEMENT is made as of the 28th day of August, 2003 between PATRICIA MINING CORP. ("Patricia"), a corporation amalgamated pursuant to the laws of the Province of Ontario, and RICHMONT MINES INC. ("Richmont"), a corporation continued pursuant to the laws of the Province of Quebec.

RECITALS

    WHEREAS upon and subject to the terms of this Agreement Patricia hereby grants Richmont the right to earn up to a 55% interest in and to the Properties and thereafter to participate jointly with Patricia in the development of and production from the Properties.

    NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants, agreements and premises herein contained and other good and valuable consideration (the receipt and sufficiency whereof being hereby acknowledged by each party), the parties hereto do hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1       Definitions.

In this Agreement:

"Accounting Procedure" means the procedure set forth in Exhibit B. "Affiliate" has the meaning ascribed thereto in the Business Corporations Act, Ontario.

"Agreement" means this Agreement, including all amendments and modifications thereof and all exhibits, which are incorporated herein by reference.

"Area of Interest" means an area within a 15 kilometre radius of the outside perimeter of the walls of the existing mill on the Kremzar property.

"Assets" means the Properties, Products and all other real and personal property, tangible and intangible, held for the benefit of the Participants hereunder.

"Budget" means a detailed estimate of all costs to be incurred by the Participants with respect to a Program of the Venture and a schedule of cash advances to be made by the Participants in respect thereof.

"Capital Expenditures" means those items presented in Programs and Budgets of the Venture approved by the Management Committee which qualify as capital expenditures under Canadian generally accepted accounting principles consistently applied.

"Commercial Production" means the commercial exploitation of Products but shall not include treating, shipping or milling of Products for the purposes of testing or milling or leaching by a pilot plant or during an initial tune-up period of a plant. Commercial Production shall be deemed to have commenced on the first day immediately following 60 consecutive days during which Products have been processed through such plant at a daily rate of at least 500 dry metric tonnes.

"Commercial Production Program" means that certain work program to be conducted by Richmont to bring the Properties into Commercial Production.

"Damages Amount" has the meaning ascribed thereto in section 8.4(b).

"Demanding Party" has the meaning ascribed thereto in section 19.9.

"Development" means all preparation for the removal and recovery of Products of the Properties, including the construction or installation or rehabilitation of a mill, processing plant or any other improvements to be used for the mining, handling, milling, treatment, processing or other benefication of Products.

"Exploration" means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits of Products.

"Flow Through Share Offering" means the flow through private placement offering to be completed on or before August 31, 2003 of common shares of Patricia at a price of $0.50 per share when purchased by Richmont or its Affiliates and at a price of $0.40 per share when purchased by parties other than Richmont or its Affiliates, to achieve a minimum of $2.5 million of aggregate gross proceeds including therein proceeds of $700,000 from the subscription therefor by Richmont which subscription shall be conditional upon Patricia achieving the aforesaid minimum of $2.5 million of gross proceeds including the subscription of Richmont.

"Force Majeure" shall have the meaning set forth in section 19.4.

"Initial Contribution" means the initial contribution of each Participant as set forth in section 7.1.

"Initial Participating Interests" means the Participating Interest of each Participant as set forth in section 8.1.

"Joint Account" means the account maintained in accordance with the Accounting procedure showing the charges and credits accruing to the Participants.

"Management Committee" means the committee established under Article 9.

"Manager" means the person or entity appointed under Article 10 to manage Operations and any successor Manager.

"Mining" means the mining, extracting, producing, treating, handling, milling or other processing of Products.

"Net Smelter Return Royalty" means certain amounts calculated as provided in Exhibit C, which may be payable to a Participant under section 8.4 or 8.5.

"NSR" has the meaning ascribed thereto in section 4.4(c).

"Operations" means Exploration, Development, Mining and all other activities carried out in respect of the Venture under this Agreement.

"Participant" and "Participants" mean the persons or entities that from time to time have Participating Interests.

"Participating Interests" means the percentage interest representing the operating ownership interest of a Participant in the Assets and all other rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder. Participating Interests shall be calculated to three decimal places and rounded to two (e.g., 1.519% rounded to 1.52%). Decimals of .005 or more shall be rounded up to 01; decimals of less than .005 shall be rounded down.

"Pre-Election Program" means that certain program to be conducted by Patricia utilizing a minimum of $2.5 million of net proceeds from share offerings completed by Patricia, which program shall include the dewatering of the existing ramp structure, the conducting of surface and underground diamond drilling and the drifting to the targeted resources associated with the Properties.

"Prime Rate" means the interest rate quoted as "Prime" by the Canadian Imperial Bank of Commerce, at its head office in Toronto, as said rate may change from day to day.

"Products" means all ores, minerals and mineral resources produced by the Venture from the Properties and all products produced by the Venture therefrom under this Agreement.

"Program" means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Manager on behalf of the Venture for a year or any longer period.

"Property Interest" has the meaning ascribed thereto in section 15.1.

"Properties" means those interests in real property described in Exhibit A and all other interests in real property within the Area of Interest which are acquired and held subject to this Agreement.

"Representatives" has the meaning ascribed thereto in section 6.1.

"Responding Party" has the meaning ascribed thereto in section 19.9.

"Transfer" means, when used as a verb, to sell, grant, assign, encumber, pledge or otherwise commit or dispose of, directly or indirectly, including through mergers, consolidations or asset purchases and when used as a noun, means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, consolidations or asset purchase.

"Venture" means the business arrangement of the Participants under this Agreement as set forth in Article 6 through 19 inclusive.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1     Representations of Patricia.

Patricia represents and warrants to Richmont as follows, namely that:

  it is a corporation duly incorporated and in good standing in its jurisdiction of incorporation and that it is qualified to do business and is in good standing in those jurisdictions where necessary in order to carry out the purposes of this Agreement;

  it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

  the execution, delivery of this Agreement and performance thereof by Patricia will not conflict with or breach any other agreement or arrangement to which Patricia is a party or by which it is bound;

  this Agreement has been duly executed and delivered by Patricia and is valid and binding upon it in accordance with its terms except to the extent that enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally and by general principles of equity;

  it has the right to deal with the Properties as herein set forth; to the best of its knowledge, each mining claim forming part of the Properties has been duly and properly issued and held in accordance with the laws of the Province of Ontario and is in good standing;

  except as described in Exhibit A, as at August 5, 2003 and to the best of its knowledge as at the date of this Agreement, it is the sole recorded holder of the Properties and upon earn in by Richmont in accordance with the terms hereof, will be in a position to convey its interest herein to Richmont free and clear of any lien, encumbrance, claim or agreement other than those agreements and matters described in Exhibit A;

  there are no adverse claims to, or challenges against the ownership of, or title to the Properties, nor to the knowledge of Patricia is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Properties or any parts thereof and, save and except as described in Exhibit A no person has any right, title or interest in the Properties or any part thereof;

  no proceedings are pending for, and Patricia is unaware of any basis for, the institution of any proceedings leading to the dissolution or winding up of Patricia or the placing of Patricia in bankruptcy or the subjecting of Patricia to any other laws governing the affairs of insolvent persons;

  there is no litigation, suit, action, arbitration, proceeding or claim whatsoever pending or in progress or to the best of its knowledge threatened against Patricia which materially affects or might materially affect the Properties or Patricia's interest therein or Patricia's ability to carry out its obligations under this Agreement and, to the best of Patricia's knowledge and belief, no event has occurred which might result in any such litigation, suit, action, arbitration, proceeding or claim being commenced with any reasonable likelihood of success;

  the Properties are in compliance with all applicable mining laws of the Province of Ontario including all applicable reclamation and environmental laws, rules, regulations, orders, judgements and decrees; and

  the agreements listed on Exhibit A are in good standing and not in default except as otherwise disclosed thereon.

2.2        Representations of Richmont.

Richmont represents and warrants to Patricia as follows, namely that:

  it is a corporation duly incorporated and in good standing in its jurisdiction of incorporation and that it is duly qualified to do business and is in good standing in those jurisdictions where necessary in order to carry out the purposes of this Agreement;

  it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

  the execution and delivery of this Agreement and performance thereof by Richmont will not conflict with or breach any other agreement or arrangement to which Richmont is a party or by which it is bound;

  this Agreement has been duly executed and delivered by Richmont and is valid and binding upon it in accordance with its terms except to the extent that enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally and by general principles of equity.

  no proceedings are pending for, and Richmont is unaware of any basis for, the institution of any proceedings leading to the dissolution or winding up of Richmont or the placing of Richmont in bankruptcy or the subjecting of Richmont to any other laws governing the affairs of insolvent persons.

  there is no litigation, suit, action, arbitration, proceeding or claim whatsoever threatened to its best knowledge or pending or in progress against Richmont which materially affects or which might materially affect Richmont's ability to carry out its obligations under this Agreement and to the best of Richmont's knowledge and belief, no event has occurred which might result in any such litigation, suit, action, arbitration, proceeding or claim being commenced with any reasonable likelihood of success.

ARTICLE 3
CONDITIONS PRECEDENT

3.1         Conditions Precedent in favour of Patricia.

The obligations of Patricia hereunder are subject to the satisfaction of the following conditions precedent which shall be satisfied on or before September 15, 2003:

  Patricia shall have completed on or before September 15, 2003 the share subscriptions of a minimum $1.8 million in the aggregate excluding the subscriptions from Richmont;

  Richmont shall have subscribed for $700,000 worth of common shares of Patricia pursuant to the Flow Through Share Offering which subscription shall be conditional upon Patricia achieving share subscriptions of a minimum of $1.8 million in the aggregate excluding the subscriptions from Richmont;

  Subject to Patricia achieving the minimum subscription referred to in (ii) above, Richmont shall have subscribed for a further $300,000 worth of common shares of Patricia from treasury at a price of $0.50 per share; and

  The receipt by Patricia of TSX Venture Exchange approval. It being understood and agreed that Richmont will forthwith provide to Patricia for filing with the TSX Venture Exchange a duly executed Personal Information Form and a Form 4C-Corporate Placee Registration form.

3.2         Conditions Precedent in favour of Richmont.

The obligations of Richmont hereunder are subject to the following conditions precedent which shall be satisfied on or before September 15, 2003:

(i) Patricia shall have completed on or before September 15, 2003 the Flow Through Share Offering;

(ii) Richmont shall have received from its counsel a satisfactory legal opinion in respect of the Properties and from counsel to Patricia a satisfactory legal opinion as to usual corporate matters subject to reasonable qualifications; and

(iii) The receipt by Patricia of TSX Venture Exchange approval.

ARTICLE 4
COVENANTS OF PATRICIA

4.1         Expenditure on Program.

Subject to achieving minimum aggregate gross proceeds of $2.5 million dollars in connection with the Flow Through Share Offering, Patricia covenants and agrees to expend a minimum of $2.5 million dollars on the Pre-Election Program which Patricia covenants and agrees to complete, subject to obtaining all requisite permits, on or before October 1, 2004 subject to Force Majeure. All expenditures shall be incurred in respect of the Pre-Election Program so as to comply with the covenants of Patricia under the terms of the Flow Through Share Offering.

4.2         Design of Program.

Patricia covenants and agrees to consult and work with Richmont in the design of the Pre-Election Program provided that the ultimate determination of the Pre-Election Program shall be decided by Patricia.

4.3         Reports on Program and Access to Data.

Patricia covenants and agrees to provide Richmont full access to all data produced from the PreElection Program and shall provide Richmont on a quarterly basis with written progress reports in respect of the progress of the work to date on such program. Within 60 days of completion of the PreElection Program, Patricia covenants and agrees to deliver in writing to Richmont, a full report on the results of such program.

ARTICLE 5
ACQUISITION OF INTEREST

5.1       Grant of Option.

Subject to satisfaction of the conditions precedent set forth in section 3.1, Patricia hereby gives and grants to Richmont, effective the date of completion and satisfaction of the aforesaid conditions precedent, the sole and exclusive right and option to earn up to an undivided fifty-five percent (55%) interest in the Properties, free and clear of all liens, encumbrances, claims or agreements other than as described in Exhibit A.

5.2       Election of Richmont.

Within 90 days immediately following receipt by Richmont of the final report on the Pre-Election Program pursuant to section 4.3, Richmont may elect by notice in writing delivered to Patricia to place the Properties into Commercial Production and by such election shall, except as hereinafter provided, have committed to incur in respect of the Commercial Production Program, within 24 months immediately following the date of such notice, expenditures in the sum of $10 million. Notwithstanding the foregoing, in the event Richmont makes an election under section 5.6 hereof, then subject to section 5.7 hereof, a minimum of $3 million of such sum shall, subject to Force Majeure, be incurred within the first 12 months of such 24-month period and a minimum of $5 million of such sum shall have been incurred within the said 24 month period. For greater certainty and without limitation, it is understood and agreed that Richmont shall earn no interest in the Venture unless and until Richmont has incurred expenditures under the Commercial Production Program of a minimum of $5 million (as set forth in section 5.6 hereof).

5.3       Design of Commercial Production Program.

Patricia and Richmont shall endeavour to work together and to co-operate in the design of the Commercial Production Program provided that the ultimate determination of such program shall be determined by Richmont and all work and activities in respect of such program shall be managed and conducted by Richmont.

5.4       Exclusive Right of Access.

During the currency of the Commercial Production Program, Patricia hereby gives and grants to Richmont the sole and exclusive right to enter upon the Properties and to have quiet and exclusive possession thereof with full power and authority to Richmont, its servants, agents, workmen and contractors to conduct such work and to complete such matters as are contemplated by such program, including the right to erect, bring and install on the Properties all such buildings, machinery, equipment and supplies as Richmont shall deem necessary and proper.

5.5       Earning of Interest by Richmont.

Richmont shall have earned its 55% undivided interest in the Properties upon:

  commencement of Commercial Production on the Properties, or upon completion of $10 million on capital expenditures pursuant to the Commercial Production Program, notwithstanding that further capital expenditures may be required to be incurred in order to commence Commercial Production, or in the event capital expenditures required to put the Properties into Commercial Production under the Commercial Production Program are less than $10 million, Richmont shall have earned its 55% interest if Richmont shall have committed to incur capital expenditures equal to the unspent balance of the $10 million committed under section 5.2 within, subject to Force

Majeure, the next following 18 months of the date of the expiry of the 24 month period referred to in section 5.2. Notwithstanding the foregoing, Richmont may elect to extinguish its obligation to incur the balance of the aforesaid capital expenditures by paying Patricia within the aforesaid 18 months a sum equivalent to 45% of the unspent $10 million commitment.

5.6       Earning of Reduced Interest by Richmont.

In the event Richmont has given notice of its election to put the Properties into Commercial Production under section 5.2 and has incurred expenditures under the Commercial Production Program of $5 million of which a minimum of $3 million has been incurred within 12 months of the date of the election, subject to Force Majeure, and a minimum of $5 million has been incurred, within 24 months of the date of election, subject to Force Majeure, Richmont may elect, in writing, to cease further expenditures in respect of such program and shall have earned at that time an undivided 25% interest in the Properties for the minimum $5 million in expenditures and shall receive an additional 1% interest for each $166,666.67 in expenditures over $5 million incurred at the time of such election.

5.7       Extension of Election.

In the event the price of gold as determined by the London p.m. fix for a period of 90 consecutive days is less than CDN$475 per ounce at any time during the 90-day period referred to in section 5.2, Richmont may extend its obligation to elect to incur the required capital expenditure under the Commercial Production Program and to extend the time for completion of such program for up to a total of 12 months provided that it pays Patricia the sum of $100,000 for each extension of a period of six months or less.

5.8       Joint Participation.

After Richmont has earned a fifty-five percent interest in the Properties or has earned the interest in the Properties referred to in section 5.6, the parties shall thereafter participate in the Venture in carrying out all further work on the Properties all as hereinafter set out in Articles 6 through 19 inclusive.

ARTICLE 6
RELATIONSHIP OF THE PARTICIPANTS

6.1       No Partnership.

Nothing contained in this Agreement shall be deemed to constitute either Participant the partner of the other, nor except as otherwise herein expressly provided, to constitute either Participant the agent or legal representative of the other, nor to create any fiduciary relationship between them. Neither Participant shall have any authority to act for or to assume any obligation or responsibility on behalf of the other Participant, except as otherwise expressly provided herein. The rights, duties, obligations and liabilities of the Participants shall be several and not joint or collective. Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein, it being the express purpose and intention of the Participants that their ownership of Assets and the rights acquired hereunder shall be as tenants in common. Each Participant shall indemnify, defend and hold harmless the other Participant and its directors, officers, employees, agents and attorneys (collectively, the "Representatives") from and against any and all losses, claims, damages and liabilities arising out of any act or any assumption of liability by the indemnifying Participant or any of its Representatives done or undertaken, or apparently done or undertaken, on behalf of the other Participant, except pursuant to the authority expressly granted herein or as otherwise agreed in writing between the Participants.

6.2       Provincial Income Tax.

To the extent permissible under applicable law, the relationship of the Participants shall be treated for provincial income tax purposes in the same manner as it is for federal income tax purposes.

6.3       Tax Returns.

The Manager shall prepare and shall file, if required, any tax returns or other tax forms on behalf of the Venture.

6.4     Other Business Opportunities.

Except as expressly provided in this Agreement, each Participant shall have the right independently to engage in and to receive full benefits from business activities, whether or not competitive with the Operations, without consulting the other. The doctrine of "corporate opportunity" shall not be applied to any other activity, venture or operation of either Participant and neither Participant shall have any obligation to the other with respect to any opportunity to acquire any property outside the Area of Interest at any time. Unless otherwise agreed in writing, neither Participant shall have any obligation to mill, beneficiate or otherwise treat any Products or any other Participant's share of Products in any facility owned or controlled by such Participant.

6.5       Record Title.

Title to the Properties shall be held in the name of the Manager for the benefit of the Participants in accordance with their Participating Interests. Title to all other Assets shall be held in the name of the Manager for the benefit of the Participants in the Venture.

6.6       Waiver of Right to Partition.

The Participants hereby waive and release all rights of partition or of sale in lieu thereof, or other division of Assets, including any such rights provided by statute.

6.7       Transfer or Termination of Rights to Properties.

Except as otherwise provided in this Agreement, neither Participant shall Transfer all or any part of its interest in the Assets or this Agreement or otherwise permit or cause such interests to terminate.

6.8       Implied Covenants.

There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

ARTICLE 7
CONTRIBUTIONS BY PARTICIPANTS

7.1       Additional Cash Contributions.

The Participants, subject to any election permitted by section 8.3, shall be obligated to contribute funds to approved Programs and Budgets in proportion to their respective Participating Interests.

7.2       Funding of Reclamation and Closure Costs.

The Participants agree that if required by applicable regulatory authorities, funds regularly shall be set aside by the Venture from the date of its institution and continuing during the balance of the term of this Agreement in an amount sufficient to meet reclamation and other closure costs which are reasonably estimated to be required for reclamation and closure for all Operations conducted during the currency of the Venture. If so required by such applicable regulatory authorities, the Manager will periodically, but not less frequently than once every year, estimate the amount of funds which will be required for such purposes and will establish the amount of annual funding required which, together with interest thereon, will accumulate to such estimate. The estimated annual required funding shall be made part of the Program and Budget and shall be satisfied by cash contributions from the Participants or the posting of a letter of credit or other form of surety, provided however, if a Participant posts a letter of credit or other form of surety that Participant shall be obligated to make additional contributions on an annual basis so that the value of the letter of credit or other surety equals the value of a cash contribution plus interest at the rate of return realized by investment of the cash contribution as provided in this section 7.2. Funds will be deposited in an interest-bearing escrow account or such other revenue generating investment account as the Manager shall direct. Withdrawals from such accounts will be restricted to the specified purpose of paying end of mine life reclamation and closure costs; provided however that the Manager may, from time to time, use such funds to perform reclamation that would otherwise have to be undertaken at the end of Operations so long as the ability to fund all such reclamation is not impaired. If any escrow funds remain after reclamation and closure obligations have been fulfilled, they shall be distributed to the Participants in proportion to the Participants ' Participating Interests at the time of distribution.

7.3       Financing of Venture.

Richmont covenants and agrees to provide or to arrange financing of the Venture in respect of capital expenditures to be incurred by the Venture in excess of the $10 million referred to in section 5.2 to a maximum of a further $10 million. The Participants covenant and agree to secure any such financing against the Assets. In the event Richmont, in its sole discretion, arranges such financing from third party financial institution(s), then Richmont shall use its good faith efforts to procure such financing on the best available commercial terms. Additionally, in respect of a financing to be provided by either Richmont or third party financial institution(s), it is understood and agreed that Patricia shall only be required (if at all) to provide a limited recourse guarantee limited to a percentage of the loan that is equal to its pro rata share of the Venture assets recourse to be limited to Patricia's interest in the Venture assets(and no other assets).

ARTICLE 8
INTERESTS OF PARTICIPANTS

8.1       Initial Participating Interests.

Subject to sections 5.5 and 5.6, the Participants shall have the following Initial Participating Interests in the Venture:

Richmont	-	55%
Patricia	-	45%

or

Richmont	-	25% + 1% for each $166,666.67
		expended by Richmont in excess of $5
		million
Patricia	-	75% - 1% for each $166,666.67
		expended by Richmont in excess of $5
		million

For greater certainty and without limitation, in the event the provisions of section 5.6 are operative, the calculation of the initial interests of the Participants shall be calculated as at the point in time at which Richmont elects to cease to make further expenditures in accordance with such section 5.6. Moreover, if in the event Richmont has given notice of its election to put the Properties into Commercial Production under section 5.2 and has failed to incur expenditures under the Commercial Production Program of $5 million, then Richmont shall be deemed to have irrevocably withdrawn from the Venture and this Agreement shall forthwith be terminated without any liability on the part of any party therefor.

8.2       Changes in Participating Interests.

A Participant's Participating Interest shall be changed as follows:

  Upon an election by a Participant pursuant to section 8.3 to contribute less than the percentage reflected by its Participating Interest to Capital Expenditures which are a part of an approved Program and Budget.

  In the event of default by a Participant in making its agreed-upon contribution to an approved Program and Budget, followed by an election by the other Participant to invoke section 8.4(c).

  Transfer by a Participant of less than all its Participating Interest in accordance with Article 17.

  Acquisition of less than all of the Participating Interest of the other Participant, howsoever arising.

8.3       Voluntary Reduction in Participation.

A Participant may elect, as provided in section 11.4, to limit its contributions to the Venture's Capital Expenditures which are a part of an approved Program and Budget as follows:

  to some lesser amount than its Participating Interest; or

  not at all.

In such event the Participating Interest of the Participant shall be recalculated at the time of election by reducing such Participating Interest by 1% for each $166,666 not contributed by such Participant in respect of its Participating Interest provided always that such amount is contributed by the other Participant. The Participating Interest of the other Participant shall thereupon become the difference between 100% and the recalculated Participating Interest.

8.4       Default in Meeting Cash Calls

  If a Participant defaults in paying a cash call pursuant to section 12.2 by written notice to the other Participant, given on not more than 10 days' written notice after the cash call, the defaulting Participant may elect that the dilution provisions of section 8.3 become applicable. Failing such notice, the non-defaulting Participant in its sole discretion, may advance the defaulted amount on behalf of the defaulting Participant and treat the same, together with any accrued interest, as a demand loan bearing interest from the date of the advance at the rate provided in section 12.3. The failure to repay the loan upon demand shall be a default as provided in section 8.4(b). Each Participant hereby grants to the other a lien upon its interest in the Properties and a security interest in its rights under this Agreement and in its Participating Interest in other Assets and the proceeds therefrom, to secure any loan made hereunder, including interest thereon, reasonable attorneys' fees and all other reasonable costs and expenses incurred in recovering the loan with interest and in enforcing such lien or security interest or both, the non-defaulting Participant may elect the applicable remedy under section 8.4(a), 8.4(b) or 8.4(c), or, to the extent a Participant has a lien or security interest under applicable law, it shall be entitled to its rights and remedies at law and in equity. All such rights and remedies shall be cumulative. The election of one or more remedies shall not waive the election of any other remedies. Each Participant hereby irrevocably appoints the other its attorney-in-fact to execute, file and record all instruments necessary to perfect or effect the provisions hereof.

  If a default in paying a loan is not cured within 60 days after notice to the defaulting Participant of such default, the defaulting Participant shall have until six months after such 60 days notice to cure the default by paying to the non-defaulting Participant an amount equal to the amount of the cash call for which the Participant is in default multiplied by 2 (the "Damages Amount"). During the period of default commencing after the initial 60-day period, the non-defaulting Participant shall be entitled to the proceeds from the Participant's share of Products to fund the amount required by the cash call, up to a maximum amount equal to the Damages Amount. If such proceeds are sufficient to pay the entire Damages Amount, the defaulting Participant shall be deemed to have cured the default and shall owe nothing further to the non-defaulting Participant. If such proceeds are insufficient to pay the entire Damages Amount, the defaulting Participant may cure the default by paying to the non-defaulting Participant the difference between the Damages Amount and the amount received from such proceeds within the six-month period by the non-defaulting Participant.

  Subject to section 8.4(a), if a Participant defaults in paying a cash call, in repaying a loan or in paying the Damages Amount, as required hereunder, it will be difficult to measure the damages resulting from any such default. In the event of any such default, as reasonable liquidated damages and not as a penalty, the non-defaulting Participant with respect to any such default not cured within the applicable six months period, may elect to treat such default as a deemed withdrawal from the Venture, whereupon the defaulting Participant's Participating Interest shall terminate and shall be automatically relinquished to the non-defaulting Participant; provided however, the defaulting Participant shall have the right to receive only a 1.5% Net Smelter Return Royalty (calculated as provided in Exhibit C) (the "NSR ").

8.5       Elimination of Minority Interest.

Upon the reduction of a Participant's Participating Interest to less than 10% (either pursuant to section 8.3 and/or section 8.4) such Participant shall be deemed to have withdrawn from this Agreement and shall relinquish its entire Participating Interest and the withdrawing Participant shall have the right to receive the NSR.

8.6       Continuing Liabilities Upon Adjustments of Participating Interests.

Any reduction of a Participant's Participating Interest under this Article 8 shall not relieve such Participant of its share of any liability, cost, penalty or fine, whether it accrues before or after such reduction, arising out of Operations conducted prior to such reduction. For purposes of this Article 8, such Participant's share of such liability shall be equal to its Participating Interest at the time such liability was incurred. The increased Participating Interest accruing to a Participant as a result of the reduction of the other Participant's Participating Interest shall be free of royalties, liens or other encumbrances arising by, through or under such other Participant, other than those existing at the time the Properties were acquired or those to which both Participants have given their written consent.

ARTICLE 9
MANAGEMENT COMMITTEE

9.1       Organization and Composition.

The Participants hereby establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement. The Management Committee shall consist of two members appointed by each of Richmont and Patricia. Each Participant may appoint one or more alternates to act in the absence of a regular member. Any alternate so acting shall be deemed a member. Appointments shall be made or changed by notice to the other Participant.

9.2       Decision.

Each Participant, acting through its appointed members, shall have the number of votes on the Management Committee equal to its then Participating Interest. Unless otherwise provided in this Agreement, decisions of the Management Committee shall be determined by a majority vote. In the event of a deadlock in voting at the Management Committee, the Manager shall have a casting vote.

9.3       Meetings.

The Management Committee shall hold regular meetings at least bi-annually at the mine site unless otherwise agreed by the Participants to review and approve Programs and Budgets submitted by the Manager. The Manager shall give 30 days' notice to the Participants of all regular meetings. Additionally, either Participant may call a special meeting upon 15 days' notice to the Manager and the other Participant. In case of emergency, reasonable notice of a special meeting shall suffice. There shall be a quorum if at least one member representing each Participant is present. In the event a quorum is not present at the meeting the meeting shall be adjourned to a date which is the fifth business day (being a day on which chartered banks in the Province of Ontario are open for business) immediately following the date of the meeting and at such meeting on such date there shall be a quorum if Participating Interests of at least 51% are present at the meeting. Each notice of a meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting or by the Participant calling the meeting in the case of a special meeting, but any matters may be considered with the consent of all Participants. The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the Participants within 30 days after the meeting. Failure by a Participant to sign or furnish written detailed notice of objection to the minutes within 20 days after receipt from the Manager shall be deemed acceptance of such minutes by the Participant. The minutes, when signed or deemed accepted by all Participants, shall be the official record of the decisions made by the Management Committee and shall be binding on the Manager and the Participants. If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be a Venture cost. All other costs shall be paid by the Participants individually.

9.4       Action Without Meeting.

In lieu of meetings, the Management Committee may hold telephone conferences, so long as all decisions are immediately confirmed in writing by the Participants.

9.5       Matters Requiring Unanimous Approval.

Except as otherwise provided by this Agreement, the Management Committee shall have exclusive authority to determine all management matters related to this Agreement.

Notwithstanding any other provision of this Agreement, the following shall require the unanimous approval of the Management Committee:

  Any Program and Budget proposing an increase in operating costs of more than 25% over the previous approved Program and Budget.
  Changing the fiscal year end of the Venture.
  Selling all or substantially all of the Properties.
  Entering into any related party transaction.

  Entering into any acquisition or investment other than in the ordinary course of business.

  Disposing of any material property or assets other than in the ordinary course of business.

  Executing and delivering any agreement with respect to the Properties.

The matters set forth in this section shall not require the unanimous approval of the Management Committee if one Participant's Participating Interest becomes less than 20%.

ARTICLE 10
MANAGER

10.1       Appointment.

So long as Richmont holds a minimum of a 50% Participating Interest in the Venture, Richmont shall be entitled to be and is hereby appointed to be the Manager. The Manager shall be in charge of all day-to-day operations in connection with the Venture including carrying out all Programs and Budgets, which will be prepared by the Manager and ratified by the Management Committee as herein provided.

10.2     Powers and Duties of Manager.

Subject to the general oversight and direction of the Management Committee, the Manager is vested with the full authority to manage and carry out the day to day management of the Venture and to conduct all Operations pursuant to the terms of this Agreement. Without limiting the generality of the foregoing but subject to section 9.5, the Manager shall have the following powers and duties:

  The Manager shall manage, direct and control Operations.

  The Manager shall implement the decisions of the Management Committee, shall make all expenditures necessary to carry out approved Programs and Budgets and shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement.

  The Manager shall: (i) purchase or otherwise acquire all material, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made on the best terms available, taking into account all of the circumstances; (ii) obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions; and (iii) keep the Assets free and clear of all liens and encumbrances, except for those existing at the time of, or created concurrent with, the acquisition of such Assets, or mechanic's or materialmen's liens which shall be released or discharged in a diligent manner, or liens and encumbrances specifically approved by the Management Committee

  The Manager shall conduct such title examinations and cure such title defects as may be advisable in the reasonable judgment of the Manager.

  The Manager shall: (i) make or arrange for all payments required by leases, licenses, permits, contracts and other agreements related to the Assets; (ii) pay all taxes, assessments and like charges on Operations and Assets except taxes determined or measured by a Participant's sales revenue or net income. If authorized by the Management Committee, the Manager shall have the right to contest in the courts or otherwise, the validity or amount of any taxes, assessments or charges if the Manager deems them to be unlawful, unjust, unequal or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Assets to be lost as the result of the non-payment of any taxes, assessments or like charges; and (iii) do all other acts reasonably necessary to maintain the Assets.

  The Manager shall: (i) apply for all necessary permits, licenses and approvals; (ii) use reasonable best efforts to comply with applicable federal, provincial, municipal and local laws and regulations; (iii) notify promptly the Management Committee of any allegations of substantial violation thereof; and (iv) prepare and file all reports or notices required for Operations.

  The Manager shall prosecute and defend, but shall not initiate without the consent of the Management Committee, all litigation or administrative proceedings arising out of Operations. The non-managing Participant shall have the right to participate, at its own expense, in such litigation or administrative proceedings. The non-managing Participant shall approve in advance any settlement involving payments, commitments or obligations in excess of $1,000,000 in cash or value.

  The Manager may dispose of Assets, whether by abandonment, surrender or Transfer in the ordinary course of business, except that Properties may be abandoned or surrendered only as provided in Article 16. However, without prior authorization from the Management Committee, the Manager shall not; (i) dispose of Assets in any one transaction having a value in excess of $500,000; or (ii) enter into any sales contracts or commitments for Products, except as permitted in section 13.2

  The Manager shall have the right to carry out its responsibilities hereunder through agents, Affiliates or independent contractors.

  The Manager shall perform or cause to be performed during the term of this Agreement all assessment and other work required by law and pay all rental fees or other charges required by law in order to maintain the unpatented mining claims included within the Properties. The Manager shall have the right to perform the assessment work or pay the fees required in lieu thereof. The Manager shall not be liable on account of any determination by any court or governmental agency that the work performed by Manager does not constitute the required annual assessment work or occupancy for the purposes of preserving or maintaining ownership of the claims, provided that the work done is in accordance with the adopted Program and Budget. The Manager shall timely record with the appropriate county and file with the appropriate authorities affidavits in proper form attesting to the performance of assessment work or notices of intent to hold in proper form or notice of payment of annual rental fees and allocating therein, to or for the benefit of each claim, at least the minimum amount of assessment work or rental fee required by law to maintain such claim or site.

  The Manager may; (i) locate, amend or relocate any unpatented mining claim or mill site or tunnel site; (ii) locate any fractions resulting from such amendment or relocation; (iii) apply for patents or mining leases or other forms of mineral tenure for any such unpatented claims or sites; (iv) abandon any unpatented mining claims for the purpose of locating mill sites or otherwise acquire from the Crown rights to the ground covered thereby; (v) abandon any unpatented mill sites for the purpose of locating mining claims or otherwise acquire from the Crown rights to the ground covered thereby; (vi) exchange with or convey to the Crown or other parties any of the Properties for the purpose of acquiring rights to the ground covered thereby or other adjacent ground; and (vii) convert any unpatented claims or mill sites into one or more leases or other forms of mineral tenure pursuant to any federal or provincial law hereafter enacted.

  The Manager shall keep and maintain all required accounting and financial records pursuant to the Accounting Procedure and in accordance with customary cost accounting practices in the mining industry.

  The Manager shall keep the Management Committee advised of all Operations by submitting in writing to the Management Committee: (i) monthly progress reports which include statements of expenditures and comparisons of such expenditures to the adopted Budget within 15 days of the end of each month and a full report annually with respect to activities on the Properties within 60 days of the end of each year; (ii) periodic summaries of data required; (iii) copies of reports concerning Operations; (iv) a detailed final report within 90 days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs; (v) any activities undertaken pursuant to section 10.2(1); and (vi) such other reports as the Management Committee may reasonably request. At all reasonable times the Manager shall provide the Management Committee or the representative of any Participant, upon the request of any member of the Management Committee, access to and the right to inspect and copy all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records and other information acquired in Operations. In addition, the Manager shall allow the non-managing Participant, at the latter's sole risk and expense and subject to reasonable safety regulations, to inspect the Assets and Operations at all reasonable times, so long as the inspecting Participant does not unreasonably interfere with Operations.

  The Manager shall undertake all other activities reasonably necessary to fulfill the foregoing enumerated powers and shall undertake and is hereby empowered on behalf of the Venture to take all such other actions and do all such other things as are reasonably necessary to advance and foster the business of the Venture.

  The Manager shall cause to be paid from the Joint Account all workmen and wage earners employed by it or its contractors in connection with the Venture and for all materials and services purchased in connection therewith, except for claims for, without limitation, wages or materials which the Manager is contesting in good faith. Operations generally will be carried out by employees of the Manager appointed pursuant to Article 10. Expenses related to employees of the Manger directly engaged in Operations shall be charged to the Joint Account as provided in Exhibit B.

The Manager shall not be in default of any duty under this section 10.2 if its failure to perform results from the failure of the non-managing Participant to perform acts or to contribute amounts required of it by this Agreement.

10.3     Standard of Care.

The Manager shall conduct all Operations in a good, workmanlike and efficient manner, in accordance with sound mining and other applicable industry standards and practices and in material compliance with the terms and provisions of leases, licenses, permits, contracts and other agreements pertaining to Assets. The Manager shall not be liable to the non-managing Participant for any act or omission resulting in damage, loss, cost, penalty or fine, except to the extent caused by the Manager's wilful misconduct or gross negligence.

10.4     Resignation: Deemed Offer to Resign.

The Manager may resign upon two months' prior written notice to the other Participant, in which case the other Participant may elect to become the new Manager by notice to the resigning Participant within 30 days after the notice of resignation. If any of the following shall occur, the Manager shall be deemed to have offered to resign, which offer shall be accepted by the other Participant, if at all, within 90 days following such deemed offer and in the absence of written acceptance by the other Participant, the Manager shall continue to be Manager:

  The Participating Interest of the Manager becomes less than 50% and any other Participant holds a Participating Interest greater than the Manager.

  The Manager fails to perform a material obligation imposed upon the Manager under this Agreement and fails within 60 days to commence curing or contest the default within 30 days after notice from the other Participant demanding performance.

  If the Manager becomes insolvent, bankrupt or is placed in receivership, it shall be deemed to have resigned without any action by the other Participant.

10.5     Payments to Manager.

The Manager shall be entitled to charge to the Joint Account all time expended by its employees on Venture matters at a fair and reasonable cost and shall be entitled to be reimbursed for all out-of-pocket expenses incurred in carrying out its responsibilities as Manager. Effective upon the commencement of Commercial Production, the Manager shall be entitled to receive a management fee equal to CDN$200,000 per annum, to be paid in two equal instalments semi-annually.

10.6     Transactions with Affiliates.

If the Manager engages Affiliates to provide services hereunder, it shall do so on terms no less favourable to the Venture than would be the case with unrelated persons in arm's-length transactions.

10.7     Activities Pending Adoption of New Program and Budget.

If the Management Committee for any reason fails to adopt a Program and Budget, subject to the contrary direction of the Management Committee and to the receipt of necessary funds, the Manager shall continue Operations at levels comparable with the last adopted Program and Budget. For purposes of determining the required contributions of the Participants and their respective Participating Interests, the last adopted Program and Budget shall be deemed extended.

10.8    Financial Benefit.

For greater certainty and without limitation, it is understood and agreed that, subject to the provisions of section 10.5, each Participant shall derive its financial benefit from the Venture as and by way of its Participating Interest and benefits accruing thereto and not by means of fees or other charges made to or as against or in respect of the Venture.

ARTICLE 11
PROGRAMS AND BUDGETS

11.1     Operations Pursuant to Programs and Budgets.

Except as otherwise provided in section 11.6 and Article 15, Operations shall be conducted, expenses shall be incurred, and Assets shall be acquired only pursuant to approved Programs and Budgets.

11.2    Presentation of Programs and Budgets.

Proposed Programs and Budgets shall be prepared by the Manager for a period of one year unless a longer period is agreed to by all Participants. Each approved Program and Budget, regardless of length of time, shall be reviewed at least once a year at a meeting of the Management Committee. During the period encompassed by any Program and Budget and at least two months prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Participants.

11.3     Review and Approval of Proposed Programs and Budgets.

Within 30 days after submission of a proposed Program and Budget, each Participant shall submit to the Management Committee:

  notice that the Participant approves the proposed Program and Budget; or

  proposed modifications of the proposed Program and Budget; or

  notice that the Participant rejects the proposed Program and Budget.

If a Participant fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be an approval by the Participant of the Manager's proposed Program and Budget. If a Participant makes a timely submission to the Management Committee pursuant to section 11.3(b) or (c), then the Management Committee shall meet to consider and develop a Program and Budget acceptable to the Participants. If the Management Committee does not unanimously approve a proposed Program and Budget within 30 days after the Manager's receipt of a notice pursuant to section 11.3(b) or (c), a proposed Program and Budget may be approved by a majority vote of the Management Committee.

If a Program and Budget is subsequently modified to decrease expenditures by 15% or more from the Program and Budget as originally approved, the non-contributing or partially-contributing Participant, as the case may be, shall have the right to contribute the difference between the amount, if any, already contributed and its full share, based on its Participating Interest prior to the reduction, of the modified Program and Budget and thereby avoid any reduction in its Participating Interest. The Manager shall, at such time as it becomes aware that expenditures for the Budget will be 75% or less than that as originally adopted, notify the non-contributing or partially-contributing Participant. The noncontributing or partially-contributing Participant may within 30 days thereafter notify the Manager of its election to contribute to its full share of the modified Program and Budget. Such notice shall include full payment of the non-contributing or partially-contributing Participant's share of the modified Program and Budget to the date of the payment.

Notwithstanding any other provision of this Agreement, any proposal by the Manager to shutdown Operations when the forecasted losses of the Venture for the one year period following the proposed shutdown are less than the closure and holding costs of the Venture for the same period shall require the approval of the Management Committee.

11.4     Election to Participate.

By notice to the Management Committee within 20 days after the final vote approving a Program and Budget or deemed approval of a Program and Budget a Participant may elect to contribute to Capital Expenditures which are a part of such Program and Budget in some lesser amount than its respective Participating Interest, or not at all, in which case its Participating Interest shall be recalculated as provided in Article 8. If a Participant fails to so notify the Management Committee, the Participant shall be deemed to have elected to contribute to such Program and Budget in proportion to its respective Participating Interest as of the beginning of the period covered by the Program and Budget. Notwithstanding the foregoing, in the event the Venture has fully utilized the $10.0 million loan either loaned by or arranged by Richmont pursuant to the provisions of section 7.3 and a Program and Budget recommends a further total expenditure of in excess of $10.0 million, the time required under this section to elect to participate shall at the option of a Participant be extended up to nine (9) months from the date of the final vote to permit such party to obtain an independent bankable feasibility study and to arrange financing.

11.5     Budget Overruns; Program Changes.

The Manager shall immediately notify the Management Committee of any material departure from an adopted Program and Budget. The Manager may not exceed an approved Program and Budget by more than 15% without the approval of the Management Committee. If the Manager does exceed an approved Program and Budget by more than 15% without the approval of the Management Committee, the Manager shall be solely responsible for the costs associated with exceeding the approved Program and Budget by more than 15%.

11.6     Emergency or Unexpected Expenditure.

In case of emergency, the Manager may take any reasonable action it deems necessary to protect life, limb or property, to protect the Assets or to comply with law or government regulation. The Manager may also make reasonable expenditures for unexpected events which are beyond its reasonable control and which do not result from a breach by it of its standard of care. The Manager shall promptly notify the Participants of the emergency or unexpected expenditure and the Manager shall be reimbursed for all resulting costs by the Participants in proportion to their respective Participating Interests at the time the emergency or unexpected expenditures are incurred.

ARTICLE 12
ACCOUNTS AND SETTLEMENTS

12.1     Monthly Statements.

The Manager shall promptly submit to the Management Committee monthly statements of account reflecting in reasonable detail the charges and credits to the Joint Account during the preceding month.

12.2     Cash Calls.

On the basis of the approved Program and Budget, the Manager shall submit to each Participant prior to the last day of each month, a billing for estimated cash requirements for the next month. Within 10 days after receipt of each billing, each Participant shall advance to the Manager its proportionate share of the estimated amount. The Manager shall promptly submit to each Participant billings for all other authorized expenditures as they are incurred. Time is of the essence in payment of such billings.

12.3     Failure to Meet Cash Calls.

A Participant that fails to meet cash calls in the amount and at the times specified in section 12.2 shall deemed to be in default of its obligations under this Agreement and the amounts of the defaulted cash call shall bear interest from the date due at an annual rate equal to two percentage points over the Prime Rate, but in no event shall the rate of interest exceed the maximum permitted by law. The non-defaulting Participant shall have those rights, remedies and elections specified in section 8.4.

12.4     Audits.

Upon request made by any Participant within 12 months following the end of the calendar year (or , if the Management Committee has adopted an accounting period other than the calendar year, within 12 months after the end of such period), the Manager shall order an audit of the accounting and financial records for such calendar year (or other accounting period). The cost of such audit shall be charged to the Joint Account. All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than three months after receipt of the audit report. Failure to make any such exception or claim within the three-month period shall mean the audit is correct and binding upon the Participants. The audits shall be conducted by a firm of certified public accountants selected by unanimous vote of the Management Committee.

ARTICLE 13
DISPOSITION OF PRODUCTION

13.1     Proceeds of Production.

Proceeds of production shall be distributed, or if a Participant elects to take in kind or separately dispose of its share of all Products, Richmont shall be entitled to 70% and Patricia to 30% of all proceeds of production or all Products, as the case may be, in each case, net of all costs (i.e. net cash flow) until Richmont has recovered all its initial expenditures pursuant to section 5.2 or 5.6 as the case may be, after which time, each of Richmont and Patricia shall be entitled to their share of Products based on their respective Participating Interests. Calculations as to the amount recouped by Richmont on account of its initial maximum $10 million expenditures (or such lesser amount pursuant to section 5.6 hereof) shall be based on the London p.m. fix of gold as at each applicable delivery date. The Manager shall send each calculation to the Participants as at each such delivery date and Patricia shall have 10 days to dispute the calculation. If the other Participant shall not dispute such calculation within the said 10 day period, the other Participant shall be deemed to have accepted the one applicable calculation. If the other Participant shall dispute such calculation, the matter shall be referred to arbitration in accordance with the provisions of section 19.9. Any extra expenditure incurred in the taking in kind or separate disposition by any Participant of its proportionate share of Products shall be borne by such Participant. Nothing in this Agreement shall be construed as providing, directly or indirectly, for any joint or cooperative marketing or selling of Products or permitting the processing of Products of any parties other than the Participants at any processing facilities constructed by the Participants pursuant to this Agreement. The Manager shall give the Participants notice at least 10 days in advance of the delivery date upon which their respective share of Products will be available.

13.2     Failure of Participant to Take in Kind.

If a Participant elects to take in kind but fails to so take, the Manager shall have the right, but not the obligation, for a period of time consistent with the minimum needs of the industry, but not to exceed one year, to purchase the Participant's share for its own account or to sell such share as agent for the Participant at not less than the prevailing market price in the area. Subject to the terms of any such contracts of sale then outstanding, during any period that the Manager is purchasing or selling a Participant's share of production, the Participant may elect by notice to the Manager to take in kind. The Manager shall be entitled to deduct from proceeds of any sale by it for the account of a Participant reasonable expenses incurred in such a sale.

ARTICLE 14
WITHDRAWAL AND TERMINATION

14.1     Termination by Expiration or Agreement.

This Agreement shall terminate as expressly provided in this Agreement, unless earlier terminated by written agreement of all Participants.

14.2     Withdrawal.

A Participant may elect to withdraw as a Participant from this Agreement by giving notice to the other Participant of the effective date of withdrawal, which shall be the later of the end of the then current Program and Budget or at least 30 days after the date of the notice. Upon such withdrawal, this Agreement shall terminate and the withdrawing Participant shall be deemed to have transferred to the remaining Participant, without cost and free and clear of royalties, liens or other encumbrances arising by, through or under such withdrawing Participant, except those exceptions existing as at the date of the execution and delivery of this Agreement and those to which both Participants have given their written consent after the date of this Agreement, all of its Participating Interest in the Assets and in this Agreement. Notwithstanding the foregoing, a Participant holding a 1.5% NSR shall retain the 1.5% NSR. No withdrawal under this section 14.2 shall relieve the withdrawing Participant of its share of liabilities, costs, penalties or fines to federal, provincial, municipal or local government or to third persons (whether such accrues before or after such withdrawal) arising out of Operations conducted prior to such withdrawal. For purposes of this section 14.2, the withdrawing Participant's share of such liabilities shall be equal to its Participating Interest at the time such liability, cost, penalty or fine was incurred.

14.3     Continuing Obligations.

On termination of this Agreement under section 14.1, the Participants shall each remain liable for all continuing obligations hereunder until final settlement of all accounts and for any liability, whether it accrues before or after termination, if it arises out of Operations during the term of the Agreement.

14.4     Disposition of Assets on Termination.

Promptly after termination under section 14.1, the Manager shall take all action necessary to wind up the activities of the Venture and all costs and expenses incurred in connection with the termination of the Venture shall be expenses chargeable to the Venture. Any Participant that has a negative capital account balance when the Venture is terminated for any reason shall contribute to the Assets of the Venture an amount sufficient to raise such balance to zero. The Assets shall first be paid, applied or distributed in satisfaction of all liabilities of the Venture to third parties and then to satisfy any debts, obligations, or liabilities owed to the Participants. Before distributing any funds or Assets to Participants, the Manager shall have the right to segregate amounts which in the Manager's reasonable judgment are necessary to discharge continuing obligations or to purchase for the account of Participants, bonds or other securities for the performance of such obligations. The foregoing shall not be construed to include the repayment of any Participant's capital contributions. Thereafter, any remaining cash and all other Assets shall be distributed (in undivided Interests unless otherwise agreed) to the Participants in proportion to their respective Participating Interest, first in the ratio and to the extent of their respective capital accounts and then in proportion to their respective Participating Interests, subject to any dilution, reduction or termination of such Participating Interests as may have occurred pursuant to the terms of this Agreement. No Participant shall receive a distribution of any interest in Products or proceeds from the sale thereof if such Participant's Participating Interest therein has been terminated pursuant to this Agreement.

14.5     Right to Data After Termination.

After termination of this Agreement pursuant to section 14.1, each Participant shall be entitled to copies of all information acquired hereunder before the effective date of termination not previously furnished to it, but a terminating or withdrawing Participant shall not be entitled to any such copies after any other termination or any withdrawal.

14.6     Continuing Authority.

On termination of this Agreement under section 14.1 or the deemed withdrawal of a Participant pursuant to section 8.4(c) or 8.5 or the withdrawal of a Participant pursuant to section 14.2, the Manager shall have the power and authority, subject to control of the Management Committee, if any, to do all things on behalf of the Participants which are reasonably necessary or convenient to: (a) wind up Operations; and (b) complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal. The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Participants and the Venture, mortgage Assets and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, a common interest or a common liability.

ARTICLE 15
ACQUISITIONS WITHIN AREA OF INTEREST

15.1     General.

Any interest or right to acquire any interest in real property, water, water rights or a royalty interest (a "Property Interest") wholly or partially within the Area of Interest acquired during the term of this Agreement by or on behalf of a Participant or any Affiliate shall be subject to the terms and provisions of this Agreement.

15.2     Notice of Acquisition.

If either Participant acquires during the term of this Agreement any mineral property which lies wholly or partly within the Area of Interest, the acquiring Participant shall within 30 days of such acquisition give notice of such acquisition or right to the same to the other Participant together with copies of all related geological and other data in its possession and such other Participant shall have the right during the 30 days next following the receipt of such notice and data, by written notice to the acquiring Participant, to elect that such mineral interest be included as part of the Properties hereunder. Failure to provide such notice to the acquiring Participant shall be deemed to constitute an election by the other Participant that such mineral property not be included as part of the Properties. Any agreement entered into by the acquiring Participant for the acquisition of a mineral interest within the Area of Interest shall contain a term permitting the disposition of an interest therein to the other Participant. If the other Participant elects that such mineral property not be included as part of the Properties, the acquiring Participant shall be free to deal with such mineral properties as it sees fit, free of any obligations contained in this Agreement. If the other Participant elects that such mineral properties shall be included as part of the Properties, all acquisition costs incurred (or the cash equivalent thereof) with respect to such mineral property shall be included as part of a Program and Budget.

ARTICLE 16
ABANDONMENT AND SURRENDER OF PROPERTIES

16.1     Surrender or Abandonment of Property.

The Management Committee may authorize the Manager to surrender or abandon part or all of the Properties consistent with the terms and conditions of any agreement under which such portion or portions of the Properties were acquired. If the Management Committee authorizes any such surrender or abandonment over the objection of a Participant, the Participant that desires to abandon or surrender shall assign to the objecting Participant, by quitclaim deed and without cost to the surrendering Participant, all of the surrendering Participant's interest in the property to be abandoned or surrendered and the abandoned or surrendered property shall cease to be part of the Properties.

ARTICLE 17
TRANSFER OF INTEREST

17.1     General.

A Participant shall have the right to Transfer to any third party its interest in or to this Agreement, its Participating Interest, the NSR or the Assets solely as provided in this Article 17.

17.2     Limitations on Free Transferability.

The Transfer right of a Participant in section 17.1 shall be subject to the following terms and conditions:

  Subject to section 17.3 and section 17.4 a Participant may only transfer all of its interest in or to this Agreement, its Participating Interest, the NSR or the Assets and only in compliance with the provisions of this Article 17.

  No transferee of all or any part of the interest of a Participant in this Agreement, any Participating Interest, the NSR or the Assets shall have the rights of a Participant unless and until the transferring Participant has provided to the other Participant notice of the Transfer and except as provided in sections 17.2(f) and 17.2(g), the transferee, as of the effective date of the Transfer, has committed in writing to be bound by this Agreement to the same extent as the transferring Participant or NSR owner.

  No Transfer permitted by this Article 17 shall relieve the transferring Participant of its share of any liability, cost, penalty or fine whether accruing before or after such Transfer, which arises out of Operations conducted prior to such Transfer.

  The transferring Participant and the transferee shall bear all tax consequences of the Transfer.

  No Participant shall Transfer any interest in this Agreement or the Assets except as contemplated by sections 17.2(f), 17.2(g) or by Transfer of all of its Participating Interest.

  If the Transfer is the grant of a security interest by mortgage, deed of trust, pledge, lien or other encumbrance of any interest in this Agreement, any Participating Interest or the Assets to secure a loan or other indebtedness of a Participant in a bona fide transaction, such security interest shall be subordinate to the terms of this Agreement and the rights and interests of the other Participant hereunder. Upon any foreclosure or other enforcement of rights in the security interest, the acquiring third party shall be deemed to have assumed the position of the encumbering Participant with respect to this Agreement and the other Participant and it shall comply with and be bound by the terms and conditions of this Agreement.

  If a sale or other commitment or disposition of Products or proceeds from the sale of Products by a Participant upon distribution to it pursuant to Article 13 creates in a third party a security interest in Products or proceeds therefrom prior to such distribution, such sale, commitment or disposition shall be subject to the terms and conditions of this Agreement.

  Only Canadian currency shall be used for Transfers for consideration.

  Notwithstanding the provisions of section 17.3, any Transfer of all of a Participant's interest in or to this Agreement, its Participating Interest, the NSR or the Assets, (except for a Transfer consummated in accordance with the provisions of section 17.4) shall be subject to the prior written approval of the other Participant, such approval not to be unreasonably withheld or delayed.

17.3     Pre-emptive Right.

Except as otherwise provided in section 17.4, if a Participant desires to Transfer all of its interest in this Agreement, the NSR, its Participating Interest or the Assets, the other Participant shall have a preemptive right to acquire such interests as provided in this section 17.3 and subject to section 17.2(i).

  A Participant wishing to Transfer all of its interest in this Agreement, the NSR, its Participating Interest or the Assets shall promptly notify the other Participant of its intensions. The notice shall state the price and all other pertinent terms and conditions upon which the Participant wishes to complete the Transfer. The other Participant shall have 20 days from the date such notice is delivered to notify the transferring Participant whether it elects to acquire the offered interest at the price and on the terms and conditions set forth in the notice. If it does so elect, the Transfer shall be consummated promptly after notice of such election is delivered to the transferring Participant.

  If the other Participant fails to so elect within the period provided for in section 17.3(a), subject to the provisions of section 17.2(i) the transferring Participant shall have 180 days following the expiration of such period to consummate the Transfer to a third party at a price and on terms no less favourable than those offered by the transferring Participant to the other Participant in the notice required in section 17.3(a).

  If the transferring Participant fails to consummate the Transfer to a third party within the period set forth in section 17.3(b), the pre-emptive right of the other Participant in such offered interest shall be deemed to be revived. Any subsequent proposal to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this section 17.3.

  If the other Participant fails to so elect within the period provided for in article 17.3(a), the transferring Participant shall have the right to require the other Participant to sell all of its interest in this Agreement, its Participating Interest or the Assets, on identical terms, to the third party to whom the transferring Participant proposes to sell its interest, by providing the other Participant with 60 days' prior written notice of such forced sale of its interest.

  If the transferring Participant does not provide the other Participant with 60 days, prior written notice of its option to elect such forced sale of its interest, the other Participant shall have the right to elect to "piggy back" its interest in this Agreement, its Participating Interest or the Assets and to have its interest sold on terms identical to the transferring Participant, by providing the transferring Participant with written notice of such exercise of the piggy back right within 30 days after such 60 day notice period has expired.

17.4     Exceptions to Pre-emptive Right.

Section 17.3 shall not apply to the following:

  Transfer by a Participant of all or any part of its interest in its Participating Interest to an Affiliate.

  Corporate merger, consolidation, amalgamation or reorganization of a Participant by which the surviving entity shall possess substantially all of the stock or all of the Property rights and interests and be subject to substantially all of the liabilities and obligations of that Participant.

  The grant by a Participant of a security interest in any interest in this Agreement, any Participating Interest, or the Assets by mortgage, deed of trust, pledge, lien or other encumbrance.

  A sale or other commitment or disposition of Products or proceeds from sale of Products by a Participant upon distribution to it pursuant to Article 13.

ARTICLE 18
CONFIDENTIALITY

18.1     General.

The financial terms of this Agreement and all information obtained in connection with the performance of this Agreement shall be the confidential, exclusive property of the Participants and, except as provided in section 18.2, shall not be disclosed by the parties to this Agreement or their affiliates to any third party or the public without the prior written consent of the other parties which consent shall not be unreasonably withheld.

18.2     Exceptions.

The consent required by section 18.1 shall not apply to a disclosure:

  To an Affiliate, consultant, contractor or subcontractor that has a bona fide need to be informed.

  To any third party to whom the disclosing Participant contemplates a Transfer of all or any part of its interest in or to this Agreement, the NSR, its Participating Interest or the Assets, as provided in this Agreement.

  To a governmental agency or to the public which the disclosing Participant believes in good faith is required by pertinent law or regulation or the rules of any stock exchange.

In any case to which this section 18.2 is applicable, the disclosing Participant shall give notice to the other Participant concurrently with the making of such disclosure. As to any disclosure pursuant to section 18.2(a) or (b), only such confidential information as such third party shall have a legitimate business need to know shall be disclosed and such third party shall first agree in writing to protect the confidential information from further disclosure to the same extent as the Participants are obligated under this Article 18.

18.3     Duration of Confidentiality.

The provisions of this Article 18 shall apply during the term of this Agreement and for two years following termination of this Agreement pursuant to section 14.1 and shall continue to apply to any Participant who withdraws, who is deemed to have withdrawn, or who Transfers its Participating Interest, for three years following the date of such occurrence.

ARTICLE 19
GENERAL PROVISIONS

19.1     Notices.

All notices, payments and other required communications ("Notices") to the Participants shall be in writing, and shall be addressed respectively as follows:

If to Richmont:	110 Avenue Principale
Rouyn-Noranda, Quebec
J9X 4P2

Attention: Louis Dionne

Facsimile: 819-797-0166
with a copy to:	Aylesworth Thompson Phelan O'Brien LLP
Ernst & Young Tower
Toronto Dominion Centre
18th Floor, 222 Bay Street
Toronto, Ontario M5K 1H1

Attention: James W. Spence
Facsimile: 416-865-1398

If to Patricia:	100 Adelaide Street West
Suite 405
Toronto, Ontario M5H 1S3

Attention: Richard H. Sutcliffe

Facsimile: 416-864-0620

with a copy to:	Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Attention: John H. Craig

Facsimile: 416-350-6951

All Notices shall be given; (i) by personal delivery to the Participant; or (ii) by electronic communication, with a confirmation sent by registered or certified mail return receipt requested; or (iii) by registered or certified mail return receipt requested. All Notices shall be effective and shall be deemed delivered; (i) if by personal delivery on the date of delivery if delivered during normal business hours, and, if not delivered during normal business hours, on the next business day following delivery; (ii) if by electronic communication on the next business day following receipt of the electronic communication; and (iii) if solely by mail on the next business day after actual receipt. A Participant may change its address by Notice to the other Participant.

19.2     Waiver.

The failure of a Participant to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit the Participant's right thereafter to enforce any provision or exercise any right.

19.3     Modification.

No modification of this Agreement shall be valid unless made in writing and duly executed by the Participants.

19.4     Force Majeure.

Except for the obligation to make payments when due hereunder, the obligations of a Participant shall be suspended to the extent and for the period that performance is prevented or delayed by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, lack of access to the Properties, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the Participant to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity, judgments or orders of any court; inability to. obtain on reasonably acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, provincial, municipal or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause whether similar or dissimilar to the foregoing. The affected Participant shall promptly give notice to the other Participant of the suspension of performance, stating therein the nature of the suspension, the reasons therefor and the expected duration thereof. The affected Participant shall resume performance as soon as reasonably possible. During the period of suspension, the obligations of the Participants to advance funds pursuant to section 12.2 shall be reduced to levels consistent with Operations.

19.5     Governing Law.

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

19.6     Further Assurances.

Each of the Participants agrees to take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

19.7     Survival of Terms and Conditions.

The following sections shall survive the termination of this Agreement to the full extent necessary for their enforcement and the protection of the Participant in whose favour they run: sections 2.1, 2.2, 6.5, 8.4, 8.6, 12.3, 14.2, 14.3, 14.4, 14.5, 14.6 and 14.7.

19.8     Entire Agreement, Successors and Assigns.

This Agreement contains the entire understanding of the Participants and supersedes all prior agreements and understandings between the Participants relating to the subject matter hereof. This Agreement shall be binding upon and enure to the benefit of the respective successors and permitted assigns of the Participants. In the event of any conflict between this Agreement and any Exhibit or Schedule attached hereto, the terms of this Agreement shall be controlling.

19.9     Arbitration of Disputes.

All disputes between the Participants, their successors and assigns, arising under this Agreement, which the parties are unable to resolve within 20 days, may at any time thereafter be submitted to arbitration by written demand of any Participant. To demand arbitration any Participant (the "Demanding Party") shall give written notice to the other Participant (the "Responding Party"). Such notice shall specify the nature of the issues in dispute, the amount involved and the remedy requested. Within 20 days of the receipt of the notice, the Responding Party shall answer the demand in writing, specifying the issues that party disputes. Each Participant shall select one qualified arbitrator within 10 days of the Responding Party's answer. Each of the arbitrators shall be a disinterested person qualified by experience to hear and determine the issues to be arbitrated. The arbitrators so chosen shall select a neutral arbitrator within 10 days of their selection. If the named arbitrators cannot agree on a neutral arbitrator, the arbitrators shall make application to any court of competent jurisdiction in the Province of Ontario, with a copy of both Participants ' notice or answer, as the case may be, requesting that court to select and appoint the third arbitrator. The court's selection shall be final and binding on the Participants. If either Participant does not name an arbitrator, the arbitrator named by either party shall serve as sole arbitrator. Immediately upon appointment of the third arbitrator, each Participant shall present in writing to the panel of three arbitrators (with a copy to the other Participant) their statement of the issues in dispute. Any questions of whether a dispute should be arbitrated under this section shall be decided by the arbitrators. The arbitrators, as soon as possible, but not more than 30 days after their appointment, shall meet in Toronto, Ontario, at a time and place reasonably convenient for the Participants, after giving each Participant at least 10 days' notice. The failure of a Participant to appear at the hearing shall not operate as a default. The attendance of all arbitrators shall not be required at all hearings. Actions of the arbitrators shall be by majority vote. After hearing the Participants in regard to the matter in dispute, taking such evidence and making such other investigation as justice requires and as the arbitrators deem necessary, they shall decide the issues submitted to them within 10 days thereafter and serve a written and signed copy of the award upon each Participant. Such award shall be final and binding on the Participants and confirmation thereon may be applied for in any court of competent jurisdiction by any Participant. If the Participants settle the dispute in the course of the arbitration, such settlement shall be approved by the arbitrators on request of either Participant and become the award. Fees and expenses of the arbitration shall be shared by the Participants in proportion to their Participating Interests. Each Participant shall bear its own solicitors' fees.

19.10   Currency.

All sums of money in this Agreement (unless otherwise specifically stated) shall be expressed in terms of Canadian dollars.

19.11   Execution by Counterpart.

This Agreement may be executed in counterpart, by original or telefacsimile signature and each such counterpart when taken together shall be one and the same agreement and shall be deemed to be dated as of the date and year set forth above.

19.12   TSX Venture Exchange Approval.

This Agreement and the transactions contemplated hereunder shall be subject to acceptance by the TSX Venture Exchange with respect to Patricia.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first hereinabove written.

RICHMONT MINES INC.

Per:__________________
Name
Title

PATRICIA MINING CORP.

Per:__________________
Name
Title

EXHIBIT A

LEGAL DESCRIPTION

KREMZAR

Registered in the name of Patricia Mining Corp.

1stly	Mining claims SSM 3859; SSM 3861; SSM 3931; SSM 3932; SSM 3951; Part of
mining claim SSM 3860; and Part of mining claim SSM 3933 in the Township of
Finan, District of Algoma, Province of Ontario, being Parcel 1855 Algoma West
Section.

2ndly:	Mining claims SM 3900; SSM 3901; SSM 3908 and Part of mining claim SSM 3909 in the Township of Finan, District of Algoma, Province of Ontario, being Parcel 1801
Algoma West Section.

3rdly:	Mining claim SSM 3902 in the Township of Finan, District of Algoma, Province of
Ontario being Parcel 1802 Algoma West Section.

4thly:	Mining claims SSM 3903; SSM 3905; SSM 3906; and Part of mining claim SSM
3910 in the Township of Finan, District of Algoma, Province of Ontario being Parcel
1839 Algoma West Section.

5thly:	Mining claim SSM 3904 in the Township of Finan, District of Algoma, Province of
Ontario being Parcel 1837 Algoma West Section.

6thly:	Surface Rights only in Mining claim SSM 3991 in the Township of Finan, District of
Algoma, Province of Ontario being Parcel 11326 Algoma West Section.

LOCALSH

Registered in the name of Patricia Mining Corp.

1stly:	Mining claims SSM 884824 designated as Part 1 on 1R-7046 in the Township of
Finan, District of Algoma, Province of Ontario, being parcel 1790 Algoma Leasehold.

2ndly:	Mining claim SSM 884834 designated as Part 2 on 1R-7046 in the Township of
Finan, District of Algoma, Province of Ontario, being Parcel 1789 Algoma Leasehold.

3rdly:	Mining claims SSM 543310; SSM 825287; SSM 825288; SSM 837117 and SSM
837118 in the Township of Finan, District of Algoma, Province of Ontario being
Parcel 1788 Algoma Leasehold.

4thly:	Mining claim SSM 884834 designated as Part 2 on 1R-7046; Part of mining claim
3991 designated as Part 1 on 1R-7063; Part of mining claim SSM 3910 designated as
Part 2 on 1R-7063 in the Township of Finan, District of Algoma, Province of Ontario,
being Parcel 1787 Algoma Leasehold.

5thly:	Mining claims SSM 724370; SSM 724371; SSM 825290; SSM 724372; SSM
825289 and SSM 724373 designated as Parts 1, 2, 3, 4, 5 and 6 on 1R-7537 in the
Township of Finan, District of Algoma, Province of Ontario, being Parcel 1809
Algoma Leasehold.

6thly:	Mining claims SSM 991857 and SSM 991858 designated as Parts 1 and 2 on 1R-
7538 in the Township of Finan, District of Algoma, Province of Ontario being parcel
1810 Algoma Leasehold.

7thly:	Mining claims SSM 991852; SSM 991853; SSM 991854; SSM 991855; SSM
991856; and SSM 724369 designated as Parts 1, 2, 3, 4, 5, 6, and 7 on 1R-7673 in the
Township of Finan, District of Algoma, Province of Ontario being Parcel 1812
Algoma Leasehold.

8thly:	Mining claim SSM 837681 designated as Parts 1, 2, 3 and 4 on 1R-7905 in the
Township of Finan, District of Algoma, Province of Ontario, being Parcel 1819
Algoma Leasehold.

9thly:	Part of Mining claim SSM 2075 in the Township of Finan, District of Algoma,
Province of Ontario being Parcel 1514 Algoma West Section.

10thly:	Mining claim SSM 4101 in the Township of Finan, District of Algoma, Province of
Ontario being Parcel 1894 Algoma West Section.

Unpatented Claims	Claim Nos.	Township	Registered Owner

	825291	Jacobson	Patricia Mining Corp.

	825292	Jacobson	Patricia Mining Corp.

	825293	Jacobson	Patricia Mining Corp.

	825294	Jacobson	Patricia Mining Corp.

	849447	Finan	-

	884825	Finan	-

	884835	Finan	-

GOUDREAU

1stly:	Mining claims SSM 1087; SSM 1088; Part of mining claim SSM 1114 and part of mining claim SSM 1149 in the Township of Riggs, District of Algoma, Province of
Ontario being Parcel 1038 Algoma West Section. (1)

2ndly:	A 69/100 interest in Part of mining claim SSM 2490 in the Township of Finan,
District of Algoma, Province of Ontario being Parcel 1389 Algoma West Section.(2)

3rdly:	A 69/100 interest in Mining claims SSM 2491; SSM 2666 and SSM 2667 in the
Township of Finan, District of Algoma, Province of Ontario being Parcel 1390
Algoma West Section.(2)

4thly:	Mining claims SSM 2054; SSM 2055; SSM 2056 and SSM 2057 in the Township of
Finan, District of Algoma, Province of Ontario being Parcel 1462 Algoma West
Section.(3)

5thly:	Mining claims SSM 2262; SSM 2263 and SSM 2264 in the Township of Finan,
District of Algoma, Province of Ontario being Parcel 1510 Algoma West Section.(3)

6thly:	Certain parcel of land under water, situate, lying and being in Township 27 Range 26
(Township of Aguonie) District of Algoma Province of Ontario being Parcel 1956
Algoma West Section.(4)

7thly:	Mining claim SSM 1711 and Part of Mining claim SSM 1772 in the Township of
Finan, District of Algoma, Province of Ontario, being Parcel 2886 Algoma West
Section.(3)

8thly:	Mining claims SSM 1708; SSM 1709; SSM 1710; SSM 1769; SSM 1771; SSM
1775; SSM 1776; SSM 1777; SSM 1778 and part of mining claim SSM 1770 in the
Township of Finan, District of Algoma, Province of Ontario being Parcel 2887
Algoma West Section.(3)

9thly:	Part of mining claim SSM 28242 in the Township of Jacobson, District of Algoma,
Province of Ontario being Parcel 4364 Algoma West Section.(3)

10thly:	Part of mining claim SSM 28240 in the Township of Finan, District of Algoma,
Province of Ontario being Parcel 4365 Algoma West Section.(3)

11thly:	Part of mining claim SSM 28241 in the Township of Finan, District of Algoma,
Province of Ontario being Parcel 4366 Algoma West Section.(3)

12thly:	Part of mining claim SSM 28244 in the Township of Jacobson, District of Algoma,
Province of Ontario being Parcel 4367 Algoma West Section.(3)

13thly:	Part of mining claim SSM 28243 in the Township of Jacobson, District of Algoma,
Province of Ontario being Parcel 4368 Algoma West Section.(3)

14thly:	Mining claim SSM 2705 in the Township of Jacobson, District of Algoma, Province
of Ontario being Parcel 55 Michipicoten.(3)

15thly:	Mining claims SSM 1813 and SSM 1814 in the Township of Jacobson, District of
Algoma, Province of Ontario being Parcel 71 Michipicoten.(3)

16thly:	Mining claim SSM 1831 in the Township of Jacobson, District of Algoma, Province
of Ontario being Parcel 72 Michipicoten.(3)

17thly:	Mining claims SSM 2994; SSM 2995; SSM 2996 and SSM 2997 in the Township of
Jacobson, District of Algoma, Province of Ontario being Parcel 73 Michipicoten.(3)

18thly:	Part of mining claims SSM 2438; SSM 2439; SSM 2440; SSM 2441 in the Township
of Jacobson and part of mining claim SSM 3817 in the Township of Finan, District of
Algoma, Province of Ontario being Parcel 74 Michipicoten.(3)

19thly:	Mining claim SSM 4207 in the Township of Jacobson, District of Algoma, Province
of Ontario being Parcel 75 Michipicoten.(3)

20thly:	Mining claim SSM 4206 in the Township of Jacobson, District of Algoma, Province
of Ontario being Parcel 76 Michipicoten.(3)

21stly:	Mining claim SSM 6765 in the Township of Jacobson, District of Algoma, Province
of Ontario being Parcel 77 Michipicoten.(3)

22ndly:	Part of mining claims SSM 2438; SSM 2439; SSM 2440; SSM 2441 in the Township
of Jacobson and part of mining claim SSM 3817 in the Township of Finan, District of
Algoma, Province of Ontario being Parcel 78 Michipicoten.(3)

23rdly:	Mining claim SSM 9108 in the Township of Jacobson, District of Algoma, Province
of Ontario being Parcel 79 Michipicoten.(3)

24thly:	Mining claims SSM 2775 and SSM 2776 in the Township of Jacobson, District of
Algoma, Province of Ontario being Parcel 80 Michipicoten.(3)

25thly:	Mining claims SSM 7282; SSM 7283 and SSM 7284 in the Township of Jacobson,
District of Algoma, Province of Ontario being Parcel 81 Michipicoten.(3)

26thly:	Mining claims SSM 1958; SSM 1959; SSM 1960 and SSM 1961 in the Township of
Finan, District of Algoma, Province of Ontario being Parcel 82 Michipicoten.(3)

27thly:	Mining claim SSM 4212 in the Township of Jacobson, District of Algoma, Province
of Ontario being Parcel 83 Michipicoten.(3)

28thly:	Mining claims SSM 7219; SSM 7220 and SSM 7221 in the Township of Jacobson,
District of Algoma, Province of Ontario being Parcel 84 Michipicoten.(3)

(1) Registered in the name of Algoma Steel Corp. Ltd.
(2) Registered in the name of 710238 Ontario Limited as to a 69/100 interest RIX, Marlene, as to a 31/100 interest.
(3) Registered in the name of 710238 Ontario Limited.
(4) Registered in the name of The Algoma Steel Corporation, Limited.

M.L.O. (1)	Parcel 641	Riggs	SSM 1149
M.L.O. (1)	Parcel 13520	Finan	SSM 2056
M.L.O. (1)	Parcel 13268	Finan	SSM 28240
		Finan	SSM 28241
		Jacobson	SSM 28242
		Jacobson	SSM 28243
		Jacobson	SSM 28244

(1) Mining License of Occupation for mining rights only of parts of the former mining claims under water

PERMITTED ENCUMBRANCES

Kremzar

The property and related assets including the mill and associated infrastructure referred to as the Kremzar property (the "Property") are subject to the following permitted encumbrances affecting title thereto:

  The reservations and exceptions contained in the original Grants from the Crown as varied by statute.

  Any of the qualifications contained in subsections 47(1) of the Land Titles Act (Ontario) not including qualifications 47(1)(12).

  Any rights to lawful unregistered easements, rights of access or rights of way of which there is no registered notice provided the same do not impair the use of the Property for the purposes of exploration for, or development and mining of, all minerals, metals and ores situate on the Property or for the purposes of producing, removing, treating, milling or transporting of all minerals, metals or ores situate on the Property.

  Any encroachments either onto the Property by improvements on adjoining lands or by improvements on the Property onto adjoining lands and any discrepancies in the legal descriptions of the Property or adjoining lands which might be revealed by an up-to-date survey provided the same do not impair the use of the Property for the purposes of exploration for, or development and mining of, all minerals, metals and ores situate on the Property or for the purposes of producing, removing, treating, milling or transporting all minerals, metals or ores situate on the Property.

  All documents currently registered against title to the Property, including, without limitation, the following registered agreements:

  On parcels 1801, 1839 and 1855 (AWS) - Instrument Nos. 169054 and 169055 registered April 2, 1990 where HER MAJESTY THE QUEEN in Right of Ontario as represented by the Minister of Government Services registered a Caution stating "No Dealing Without the Consent of Cautioner". As to parcels 1801 and 1855 the aforesaid Caution expired per section 128(5) 03/02/07;

  On parcels 1801, 1802, 1837, 1839 and 1855 (AWS) - Instrument No. 146739 registered May 1, 1987 as a Notice of Agreement with The Algoma Steel Corporation Limited; and

  On parcel 11326 (AWS) - Instrument No. 148841 registered August 6, 1987 - this parcel is subject to covenants as set forth in #148841.
  Instrument No. 227469 being a Notice registered February 21, 2000 in favour of Aur Resources Inc. re: Royalty Agreement.

  Instrument No. 227470 being a Charge registered February 21, 2000 in favour of Her Majesty The Queen, in Right of the Province of Ontario, as represented by the Minister of Northern Development and Mines securing the sum of $577,800.00.

  The following unregistered option agreement:
  The Goudreau Option and Joint Venture Agreement made as of July 15 1983 between Canamax Resources Inc. and The Algoma Steel Corporation, Limited as

amended by agreements dated October 14, 1983; November 10, 1987; July 3, 1989; December 3, 1990; February 26, 1991; and September 15, 1993.

  An unregistered lease agreement dated April 25, 1989 between 716239 Ontario Limited and Canamax Resources Inc., concerning parcels 2886 (AWS) and 2887 (AWS).

  Any tax and/or rental notices with respect to the Property which must be paid on an annual basis.

Lochalsh

The property referred to as the Lochalsh property (the "Property") is subject to the following permitted encumbrances affecting title thereto:

  The reservations and exceptions contained in the original Grants from the Crown as varied by statute.

  Any of the qualifications contained in subsections 47(1) of the Land Titles Act (Ontario) not including qualifications 47(1)(12).

  Any rights to lawful unregistered easements, rights of access or rights of way of which there is no registered notice provided the same do not impair the use of the Property for the purposes of exploration for, or development and mining of, all minerals, metals and ores situate on the Property or for the purposes of producing, removing, treating, milling or transporting of all minerals, metals or ores situate on the Property.

  Any encroachments either onto the Property by improvements on adjoining lands or by improvements on the Property onto adjoining lands and any discrepancies in the legal descriptions of the Property or adjoining lands which might be revealed by an up-to-date survey provided the same do not impair the use of the Property for the purposes of exploration for, or development and mining of, all minerals, metals and ores situate on the Property or for the purposes of producing, removing, treating, milling or transporting all minerals, metals or ores situate on the Property.

  All documents currently registered against title to the Property, including, without limitation, the following registered agreements:

  On parcels 1514 and 1894 (AWS) - a Right of Easement No. 30628 dated May 21, 1953, for a power transmission line which was transferred on July 13, 1981 to Great Lakes Power Limited by Instrument No. 113588;

  On parcels 1812 Leasehold and 1894 (AWS) - a Lien registered as Instrument No. 207293 on August 23, 1996 by Norex Drilling Ltd.
  Notice registered February 21, 2002 by Aur Resources Inc. (re: Royalty Agreement);

  The following unregistered option agreement:

  The Goudreau Option and Joint Venture Agreement made as of July 15, 1983 between Canamax Resources Inc. and The Algoma Steel Corporation, Limited as amended by agreements dated October 14, 1983; November 10, 1987; July 3, 1989; December 3, 1990; February 26, 1991; and September 15, 1993

  Any tax and/or rental notices with respect to the Property which must be paid on an annual basis.

Goudreau

The property referred to as Goudreau (the "Property") is subject to the following permitted encumbrances affecting title thereto:

  The reservations and exceptions contained in the original Grants from the Crown as varied by statute.

  Any of the qualifications contained in subsections 47(1) of the Land Titles Act (Ontario) not including qualifications 47(1)(12).

  Any rights to lawful unregistered easements, rights of access or rights of way of which there is no registered notice provided the same do not impair the use of the Property for the purposes of exploration for, or development and mining of, all minerals, metals and ores situate on the Property or for the purposes of producing, removing, treating, milling or transporting of all minerals, metals or ores situate on the Property.

  Any encroachments either onto the Property by improvements on adjoining lands or by improvements on the Property onto adjoining lands and any discrepancies in the legal descriptions of the Property or adjoining lands which might be revealed by an up-to-date survey provided the same do not impair the use of the Property for the purposes of exploration for, or development and mining of, all minerals, metals and ores situate on the Property or for the purposes of producing, removing, treating, milling or transporting all minerals, metals or ores situate on the Property.

  All documents currently registered against title to the Property, including, without limitation, the following registered agreements:
i	On parcels 1038 (AWS), 1389 (AWS), 1390 (AWS), 12474 (AWS), 1462 (AWS), 1510
(AWS), 1956 (AWS), 2886 (AWS), 12321 (AWS), 2887 (AWS), 12322 (AWS), 4364
(AWS, 4365 (AWS), 4366 (AWS), 4367 (AWS), 4368 (AWS), 55 (Michipicoten), 71
(Michipicoten), 72 (Michipicoten), 73 (Michipicoten), 74 (Michipicoten), 75 (Michipicoten),
76 (Michipicoten), 77 (Michipicoten), 78 (Michipicoten), 79 (Michipicoten), 80
(Michipicoten), 81 (Michipicoten), 82 (Michipicoten), 83 (Michipicoten), 84 (Michipicoten) -
a restriction that no Transfer or Charge shall be registered without the consent of Canamax
Resources Inc. With respect to Parcels 89, 80 and 81 (Michipicoten) there is a right of reversion to the Crown in the event ores or minerals extracted therefrom are not treated and refined within Canada.

ii	On parcels 82, 83 and 84 (Michipicoten) - A Right of Easement No. 31152 dated October
23, 1953 for a power transmission line which was transferred on July 13, 1981 to Great Lakes
Power Limited by Instrument No. 113488.

iii	On parcels 1389 and 1390 (AWS) - a transfer of a 31% undivided interest on December 29,
1953 to William Henry Webb by Instrument No. 31296 as amended by Order registered as
Instrument No. 231140 on October 24, 2000 to transfer the interest of William Henry Webb to Rix, Marlene;

iv	On parcels 1462, 1956 and 2887 (AWS) - A right of Easement No. 29817 dated April 14,
1952, for a power transmission line, which was transferred on July 3, 1981 to Great Lakes
Power Limited by Instrument No. 113588;

v	On parcel 1956 (AWS) - Instrument No. 20366 dated April 23, 1923, whereby the Algoma
Central and Hudson Bay Railway Company reserved a right of way for a railway and retained the right to certain royalties upon all ores and minerals raised, won or taken from the said lands;

vi	On parcels 2886 and 1887 (AWS) - Instrument Nos. 169054 and 169055 registered April 2,
1990 where HER MAJESTY THE QUEEN in Right of Ontario as represented by the Minister of Government Services registered a Caution stating "No Dealing Without the Consent of
Cautioner";

vii	On parcel 4364 (AWS) - Subject to a licence of occupation with Algoma Central Telephone.
  The following unregistered option agreement:

  The Goudreau Option and Joint Venture Agreement made as of July 15 1983 between Canamax Resources Inc. and The Algoma Steel Corporation, Limited as amended by agreements dated October 14, 1983; November 10, 1987; July 3, 1989; December 3, 1990; February 26, 1991; and September 15, 1993.

  An unregistered lease agreement dated April 25, 1989 between 716239 Ontario Limited and Canamax Resources Inc., concerning parcels 2886 (AWS) and 2887 (AWS).

  Unregistered Undertaking of 108668 Ontario Inc. and of 710238 Ontario Limited to deliver in registrable form Transfer/Deed of Land conveying a 53.4% interest in the Property to Patricia or such larger interest as the parties may agree or as may be delivered under the Option Agreement as defined. (108668 Ontario Inc. and 710238 Ontario Limited are in default of this Undertaking.)

  Undertaking to permit Aur Resources Inc. to register Notice of Royalty Interest in the Properties.

  Any tax and/or rental notices with respect to the Property which must be paid on an annual basis.

EXHIBIT B

ACCOUNTING PROCEDURE

The financial and accounting procedures to be followed by the Manager and the Participants under the Agreement are set forth below. References in this Accounting Procedure to Sections and Articles are to those located in this Accounting Procedure unless it is expressly stated that they are references to the Agreement.

ARTICLE 1
GENERAL PROVISIONS

1.1	General Accounting Records. The Manager shall maintain detailed and comprehensive cost accounting records in accordance with this Accounting Procedure, including general ledgers, supporting and subsidiary journals, invoices, cheques and other customary documentation, sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of operations for managerial, tax, regulatory or other financial reporting purposes. Such records shall be retained for the duration of the period allowed the Participants for audit or the period necessary to comply with tax or other regulatory requirements. The records shall reflect all obligations, advances and credits of the Participants.

1.2	Bank Accounts. The Manager shall maintain one or more separate bank accounts for the payment of all expenses and the deposit of all cash receipts for the Venture.

1.3	Statements and Billings. The Manager shall prepare statements and bill the Participants as provided in
Article 12 of the Agreement. Payment of any such billings by either Participant, including the
Manager, shall not prejudice such Participant's right to protest or question the correctness thereof for a period not to exceed 12 months following the year end adopted by the Management Committee during which such billings were received by the Participant. All written exceptions to and claims upon the
Manager for incorrect charges, billings or statements shall be made upon the Manager within such 12-
month period. The time period permitted for adjustments hereunder shall not apply to adjustments resulting from periodic inventories as provided in Article 5 of this Exhibit.

ARTICLE 2
CHARGES TO JOINT ACCOUNT

Subject to the limitations hereinafter set forth, the Manager shall charge the Joint Account with the following:

2.1	Rentals, Royalties and Other Payments. All Property acquisition and holding costs, including filing fees. license fees, costs of permits and assessment work, delay rentals, production royalties, including any required advances and all other payments made by the Manager which are necessary to acquire or maintain title to the Assets.

2.2        Labour and Employee Benefits.

  Salaries and wages of the Manager's employees directly engaged in Operations, including salaries or wages of employees who are temporarily assigned to and directly employed by same.

  The Manager's cost of holiday, vacation, sickness and disability benefits and other customary allowances applicable to the salaries and wages chargeable under sections 2.2(a) and 2.12 hereof. Such costs may be charged on a "when and as paid basis" or by "percentage assessment" on the amount of salaries and wages. If percentage assessment is used, the rate shall be applied to wages or salaries excluding overtime and bonuses. Such rate shall be based on the Manager's cost experience and it shall be periodically adjusted at least annually to ensure that the total of such charges does not exceed the actual cost thereof to the Manager.

  The Manager's actual cost of established plans for employees' group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus (except production or incentive bonus plans under a union contract based on actual rates of production, cost savings and other production factors and similar non-union bonus plans customary in the industry or necessary to attract competent employees, which bonus payments shall be considered salaries and wages under sections 2.2(a) and 2.12 hereof; rather than employees' benefit plans) and other benefit plans of a like nature applicable to salaries and wages chargeable under sections 2.2(a) or 2.12 hereof, provided that the plans are limited to the extent feasible to those customary in the industry.

  Cost of assessments imposed by governmental authority which are applicable to salaries and wages chargeable under sections 2.2(a) and 2.12 hereof, including all penalties except those resulting from the wilful misconduct or gross negligence of the Manager.

2.3	Materials, Equipment and Supplies. The cost of materials, equipment and supplies (herein called
"Material ") purchased from unaffiliated third parties or furnished by the Manager or any Participant as provided in Article 3. The Manager shall purchase or furnish only so much Material as may be required for immediate use in efficient and economical Operations. The Manager shall also maintain inventory levels of Material at reasonable levels to avoid unnecessary accumulation of surplus in stock.

2.4	Equipment and Facilities Furnished by Manager. The cost of machinery, equipment and facilities owned by the Manager and used in operations or used to provide support or utility services to
Operations charged at rates commensurate with the actual costs of ownership and operation of such machinery, equipment and facilities. Such rates shall include costs of maintenance, repairs, other operating expenses, insurance, taxes, depreciation and interest at a rate not to exceed two percent per annum above the prime rate as determined by the Canadian Imperial Bank of Commerce. Such rates shall not exceed the average commercial rates currently prevailing in the vicinity of the Operations.

2.5	Transportation. Reasonable transportation costs incurred in connection with the transportation of employees and material necessary for the Operation.

2.6	Contract-Services and Utilities. The cost of contract services and utilities procured from outside sources, other than services described in sections 2.9 and 2.13 hereof. If contract services are performed by the Manager or an Affiliate thereof, the cost charged to the Joint Account shall not be greater than that for which comparable services and utilities are available in the open market within the vicinity of the Operations.

2.7	Insurance Premiums. Net premiums paid for insurance required to be carried for Operations for the protection of the Participants. When the operations are conducted in an area where the Manager may self-insure for Workers' Compensation and/or Employer's Liability under provincial law, the Manager may elect to include such risks in its self-insurance program and shall charge its costs of self-insuring such risks to the Joint Account provided that such charges shall not exceed published manual rates.

2.8	Damages and Losses. All costs in excess of insurance proceeds necessary to repair or replace damage or losses to any Assets resulting from any cause other than the wilful misconduct or gross negligence of the Manger. The Manager shall furnish the Management Committee with written notice of damages or losses as soon as practicable after a report thereof has been received by the Manager.

2.9	Legal and Regulatory Expense. Except as otherwise provided in section 2.13 hereof, all legal and regulatory costs and expenses incurred in or resulting from the Operations or necessary to protect or recover the Assets.

2.10	Audit. Cost of annual audits under section 12.4 of the Agreement.

2.11	Taxes. All taxes (except income taxes) of every kind and nature assessed or levied upon or in connection with the Assets, the production of Products or operations, which have been paid by the
Manager for the benefit of the Participants. Each Participant is separately responsible for income taxes which are attributable to its respective Participating Interest.

2.12	District and Camp Expenses (Field Supervision and Camp Expenses). A pro rata portion of; (i) the salaries and expenses of the Manager's superintendent and other employees serving operations whose time is not allocated directly to such operations; (ii) the costs of maintaining and operating an office
(herein called "the Manager's Project Office") and any necessary suboffice; and (iii) all necessary camps, including housing facilities for employees, used for Operations. The expense of those facilities, less any revenue therefrom, shall include depreciation or a fair monthly rental in lieu of depreciation of the investment. The total of such charges for all Properties served by the Manager's employees and facilities shall be apportioned to the Joint Account on the basis of a ratio, the numerator of which is the direct labour costs of the Operations and denominator of which is the total direct labour costs incurred for all activities served by the Manager.

2.13	Other Expenditures. Any reasonable direct expenditure, other than expenditures which are covered by the foregoing provisions, incurred by the Manager for the necessary and proper conduct of Operations.

ARTICLE 3
BASIS OF CHARGES TO JOINT ACCOUNT

3.1	Purchases. Material purchased and services procured from third parties shall be charged to the Joint
Account by the Manager at invoiced cost, including applicable transfer taxes, less all discounts taken.
If any Material is determined to be defective or is returned to a vendor for any other reason, the
Manager shall credit the Joint Account when an adjustment is received from the vendor.

3.2	Material Furnished by or Transferred to the Manager or a Participant. Any Material furnished by the
Manager or Participant from its stocks or transferred to the Manager or Participant shall be priced on the following basis:

  New Material. New Material transferred from the Manager or Participant shall be priced F.O.B. the nearest reputable supply store or railway receiving point, at which like Material is available, at the current replacement cost of the same kind of Material, exclusive of any available cash discounts, at the time of the transfer (herein called, "New Price").

  Used Material
  Used Material in sound and serviceable condition and suitable for reuse without reconditioning shall be priced as follows:

  Used Material transferred by the Manager or a Participant shall be priced at 75% of the New Price.

  Used Material transferred to the Manager or a Participant shall be priced; (i) at 75% of the New Price if such Material was originally charged to the Joint Account as new Material; or (ii) at 65% of the New Price if such Material was originally charged to the Joint Account as good Used Material at 75% of the New Price.

  Other Used Material which, after reconditioning will be further serviceable for original function as good second hand Material, or which is serviceable for original function but not substantially suitable for reconditioning shall be priced at 50% of New Price The cost of any reconditioning shall be borne by the transferee.

  All other Material, including junk, shall be priced at a value commensurate with its use or at prevailing prices. Material no longer suitable for its original purpose but usable for some other purpose shall be priced on a basis comparable with items normally used for such other purposes.

  Obsolete Material. Any Material which is serviceable and usable for its original function, but its condition is not equivalent to that which would justify a price as provided above shall be priced by the Management Committee. Such price shall be set at a level which will result in a charge to the Joint Account equal to the value of the service to be rendered by such Material.

3.3	Premium Prices. Whenever Material is not readily obtainable at published or listed prices because of national emergencies, strikes or other unusual circumstances over which the Manager has no control, the Manager may charge the Joint Account for the required Material on the basis of the Manager's direct cost and expenses incurred in procuring such material and making it suitable for use. The
Manager shall give written notice of the proposed charge to the Participants prior to the time when such charge is to be billed, whereupon either Participant shall have the right, by notifying the Manager within 10 days of the delivery of the notice from the Manger, to furnish at the usual receiving point all or part of its share of Material suitable for use and acceptable to the Manager.

3.4	Warranty of Material Furnished by the Manager or Participants. Neither the Manager nor any
Participant warrants the Material furnished beyond the dealer's or manufacturer's warranty and no credits shall be made to the Joint Account for defective Material until adjustments are received by the
Manager from the dealer, manufacturer or their respective agents.

ARTICLE 4
DISPOSAL OF MATERIAL

4.1	Disposition Generally. The Manager shall have no obligation to purchase a Participant's interest in
Material. The Management Committee shall determine the disposition of major items of surplus
Material, provided the Manager shall have the right to dispose of normal accumulations of junk and scrap Material either by sale or by transfer to the Participants as provided in section 4.2 hereof.

4.2	Distribution to Participants. Any Material to be distributed to the Participants shall be made in proportion to their respective Participating Interests and corresponding credits shall be made to the
Joint Account on the basis provided in section 3.2 hereof.

4.3	Sales. Sales of Material to third parties shall be credited to the Joint Account as the net amount received. Any damages or claims by the Purchaser shall be charged back to the Joint Account if and when paid.

ARTICLE 5
INVENTORIES

5.1	Periodic Inventories, Notice and Representations. At reasonable intervals, inventories shall be taken by the Manager, which shall include all such Material as is ordinarily considered controllable by operators of mining properties and the expense of conducting such periodic inventories shall be charged to the Joint Account. The Manager shall give written notice to the Participants of its intent to take any inventory at least 30 days before such inventory is scheduled to take place. A Participant shall be deemed to have accepted the results of any inventory taken by the Manager if the Participant fails to be represented at such inventory.

5.2	Reconciliation and Adjustment of Inventories. Reconciliation of inventory with charges to the Joint
Account shall be made and a list of overages and shortages shall be furnished to the Management
Committee within 3 months after the inventory is taken. Inventory adjustments shall be made by the
Manger to the Joint Account for overages and shortages, but the Manager shall be held accountable to the Venture only for shortages due to lack of reasonable diligence.

EXHIBIT C

    "Net Smelter Return Royalty" for purposes of this Agreement means the amount actually received by the remaining Participant or Participants ( or their respective successors and/ or assigns) (the "Owner" and the "Owners") with respect to the Properties from the sale of any ores and minerals mined and removed from the Properties and thereafter sold by or for the account of the Owner or the Owners before or after processing, smelting or refining, less but only to the extent actually incurred and borne by the Owner or the Owners, the following:

11.	Sales, use, gross receipts, severance, ad valorem and other taxes, if any, however denominated, payable with respect to existence, severance, production, removal, sale or disposition of such ores and minerals, but excluding taxes on net income.

12.	Charges and costs, if any, for transportation (including direct insurance costs while in transit) to places where such ores and minerals are smelted, refined and sold.

13.	Charges, costs and penalties, if any, for smelting, refining and marketing, including costs of assaying and sampling.

    In the event smelting or refining are carried out in facilities owned or controlled, in whole or in part, by the Owner or Owners, charges, costs and penalties with respect to such operations, including transportation, shall mean reasonable charges, costs and penalties for such operations but not in excess of the amounts that the Owner or Owners would have incurred if such operations were carried at facilities not owned or controlled by the Owner or Owners then offering comparable custom services for comparable products on prevailing terms.

    The Net Smelter Return Royalty shall be paid on or before the 45th day after the last day of the fiscal quarter of the Venture between the Owners or the fiscal quarter of the Owner, as the case may be, in which the Owner or the Owners receive payment for the sale of ores and minerals.

    Within 90 days after the end of each fiscal year of the Venture between the Owners or the fiscal year of the Owner, as the case may be, the Owner or Owners shall deliver to the owner of the net smelter return royalty (the "Holder") an unaudited statement of the production of gold equivalents from the Properties and royalties paid to the Holder during the year and the calculations thereof. All year-end statements shall be deemed true and correct one year after presentation unless within that period the Holder delivers notice to the Owner or Owners specifying with particularity the grounds for each exception, The Holder shall be entitled at its own sole cost and expense to an annual independent audit of the statement by its own auditors and/or an external certified public accountant, but only if the Holder delivers a demand for audit to the Owner or Owners within one year after presentation of the related year-end statement.

    The Owner or Owners may commingle ores and minerals from the Properties with other ores and minerals. Before commingling, the Owner or Owners shall weigh (or calculate by volume) sample and assay, such ores and minerals in accordance with sound mining and metallurgical practices for moisture and payable content. The Owner or Owners shall keep records of such determinations for two years after the end of the applicable fiscal year in which such determinations are made.

    At reasonable times and with reasonable advance notice to the Owner or Owners, the Holder may its own sole risk and expense enter the Properties to make reasonable inspections of the records necessary to substantiate the payment of the Net Smelter Return Royalty in accordance with the provisions of this Agreement.